UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported):  June 16, 2020
PROVIDENT FINANCIAL SERVICES, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-31566	42-1547151
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

239 Washington Street, Jersey City, New Jersey		07302
(Address of Principal Executive Offices)		(Zip Code)

Registrant's telephone number, including area code: 732-590-9200

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	PFS	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events
As previously disclosed, on March 11, 2020, Provident Financial Services, Inc. (“Provident Financial” or “Provident”) and SB One Bancorp (“SB One”) entered into an Agreement and Plan of Merger, pursuant to which SB One will merge with and into Provident.  As required by the merger agreement, the parties filed a proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) on May 8, 2020.
On June 6, 2020, one purported shareholder of SB One filed a lawsuit against SB One and the members of the SB One board of directors in the United States District Court for the District of New Jersey, on behalf of himself, captioned Gomez v. SB One Bancorp et al., Case No. 2:20-cv-07023 (the “Gomez Merger Litigation”). The plaintiff alleges that the proxy statement/prospectus filed with the SEC on May 8, 2020 and first mailed to SB One shareholders on or about May 13, 2020, contained materially incomplete disclosures about the merger. The plaintiff seeks injunctive relief, rescission of the merger or rescissory damages, other unspecified damages, and an award of attorneys’ fees and expenses.
On June 15, 2020, another purported shareholder of SB One filed a putative class action lawsuit against SB One and the members of the SB One board of directors in the United States District Court for the District of Delaware, on behalf of himself and similarly situated SB One shareholders, captioned Parshall v. SB One Bancorp et al., Case No. 1:20-cv-00809-UNA (together with the Gomez Merger Litigation, the “Merger Litigation”). The plaintiff alleges that the proxy statement/prospectus contained materially incomplete disclosures about the merger. The plaintiff seeks injunctive relief, rescission of the merger or rescissory damages, other unspecified damages, and an award of attorneys’ fees and expenses.
Provident was not named as a defendant in either complaint referenced above.
On June 16, 2020, solely to avoid the costs, risks and uncertainties inherent in litigation, SB One and Provident have agreed to make additional disclosures to supplement the disclosures contained in the proxy statement/prospectus (the “Additional Disclosures”).  The Additional Disclosures are set forth below and should be read in conjunction with the proxy statement/prospectus.
The Additional Disclosures moot plaintiff’s disclosure claims asserted in the Merger Litigation and, as a result, the plaintiffs have each agreed to dismiss the Merger Litigation with prejudice as to their individual claims and without prejudice to the claims of the putative members of the class.
This agreement to make the Additional Disclosures will not affect the merger consideration to be paid in connection with the merger of SB One with and into Provident or the timing of the annual meeting of SB One’s shareholders.
SB One and the other defendants have vigorously denied, and continue to vigorously deny, that they have committed or aided and abetted in the commission of any violation of law or engaged in any of the wrongful acts that were or could have been alleged in the Merger Litigation, and expressly maintain that, to the extent applicable, they diligently and scrupulously complied with their fiduciary and other legal duties and are entering into the agreement to make the Additional Disclosures solely to eliminate the burden and expense of further litigation, to put the claims that were or could have been asserted to rest, and to avoid any possible delay to the closing of the merger that might arise from further litigation. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

SUPPLEMENT TO DEFINITIVE PROXY STATEMENT/PROSPECTUS
The following information supplements the proxy statement/prospectus and should be read in connection with the proxy statement/prospectus, which should be read in its entirety. To the extent that information herein differs from or updates information contained in the proxy statement/prospectus, the information contained herein supersedes the information contained in the proxy statement/prospectus. All page references in the information below are to pages in the proxy statement/prospectus, and terms used below have the meanings set forth in the proxy statement/prospectus, unless otherwise defined below. Without admitting in any way that the disclosures below are material or otherwise required by law, SB One and Provident make the following supplemental disclosures:
Certain Unaudited Prospective Financial Information Regarding SB One Utilized by SB One’s Board of Directors and SB One’s Financial Advisor
The disclosure under the heading “The Merger—Certain Unaudited Prospective Financial Information Regarding SB One Utilized by SB One’s Board of Directors and SB One’s Financial Advisor” is hereby supplemented by deleting the second to last paragraph on page 92 of the proxy statement/prospectus and replacing it with the following:
SB One Prospective Financial Information
The following prospective financial information was discussed with KBW by SB One management and used and relied upon by KBW at the direction of such management: (1) publicly available consensus analyst GAAP earnings per share estimates for SB One for the years ending December 31, 2020 and December 31, 2021 of $2.51 and $2.78, respectively; and (2) annual net earnings and asset growth rate assumptions for SB One provided by SB One management of 8.0%.
Provident Financial Prospective Financial Information
The following prospective financial information was discussed with KBW by Provident Financial management and used and relied upon by KBW based on such discussions and at the direction of SB One management: (1) publicly available consensus analyst GAAP earnings per share estimates for Provident Financial for the years ending December 31, 2020 and December 31, 2021 of $1.63 and $1.65, respectively; (2) publicly available consensus analyst asset estimates for Provident Financial as of December 31, 2020 and December 31, 2021 of $10.2 billion and $10.6 billion, respectively; and (3) annual net earnings and asset growth rate assumptions for Provident Financial provided by Provident Financial management of 4.0%.
Certain Estimated Cost Savings Attributable to the Merger
The following estimates regarding certain cost savings attributable to the Merger were provided to and discussed with KBW by Provident Financial management and used and relied upon by KBW based on such discussions and at the direction of SB One management: 30% of projected SB One non-interest expenses, 25% phased-in during fiscal 2020.

Opinion of SB One’s Financial Advisor
The disclosure under the heading “The Merger—Opinion of SB One’s Financial Advisor—Financial Impact Analysis” is hereby supplemented by replacing the last three sentences of the section on page 64 of the proxy statement/prospectus with the following:
This analysis indicated the Merger could be accretive to Provident Financial’s estimated 2020 EPS and estimated 2021 EPS by approximately 2.4% and 9.1%, respectively, and could be dilutive to Provident Financial’s estimated tangible book value per share at closing as of September 30, 2020 by approximately 1.9%. Furthermore, the analysis indicated that, pro forma for the Merger, each of Provident Financial’s tangible common equity to tangible assets ratio, Leverage Ratio, Common Equity Tier 1 Ratio, Tier 1 Capital Ratio and Total Risk-based Capital Ratio at closing as of September 30, 2020 could be lower by approximately 41, 27, 63, 52 and 34 basis points, respectively. For all of the above analysis, the actual results achieved by Provident Financial following the Merger may vary from the projected results, and the variations may be material.
The disclosure under the heading “The Merger—Opinion of SB One’s Financial Advisor— Provident Financial Discounted Cash Flow Analysis” is hereby supplemented by adding the following sentence immediately following the fourth sentence of the first paragraph of the section on page 65 of the proxy statement/prospectus:
Estimates of excess cash flows were calculated generally as any portion of estimated earnings in excess of the amount assumed to be retained by Provident Financial to maintain the assumed tangible common equity to tangible asset ratio of 9.00%.
The disclosure under the heading “The Merger—Opinion of SB One’s Financial Advisor— SB One Discounted Cash Flow Analysis” is hereby supplemented by adding the following sentence immediately following the fourth sentence of the first paragraph of the section on page 65 of the proxy statement/prospectus:
Estimates of excess cash flows were calculated generally as any portion of estimated earnings in excess of the amount assumed to be retained by SB One to maintain the assumed tangible common equity to tangible asset ratio of 9.00%.
The disclosure under the heading “The Merger—Opinion of SB One’s Financial Advisor— Miscellaneous” is hereby supplemented by replacing the second paragraph page 66 of the proxy statement/prospectus with the following:
Pursuant to the KBW engagement agreement, SB One agreed to pay KBW a total cash fee equal to 1.20% of the aggregate merger consideration, $250,000 of which became payable to KBW with the rendering of its opinion and the balance of which is contingent upon the closing of the Merger. SB One also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. In addition to the present engagement, in the two years preceding the date of its opinion, KBW provided investment banking or financial advisory services to SB One and received compensation for such services. KBW acted as financial advisor to SB One in connection with its December 2018 acquisition of Enterprise Bank N.J. and KBW received aggregate fees of approximately $510,000 from SB One in connection with the transaction. In the two years preceding the date of its opinion, KBW provided investment banking and financial advisory services to Provident Financial and received compensation for such services. KBW acted as financial advisor to Beacon Trust Company, a wholly-owned subsidiary of Provident Bank, in connection with its April 2019 acquisition of Tirschwell & Loewy, Inc. and KBW received aggregate fees of approximately $450,000 from Provident Financial in connection with the transaction. KBW may in the future provide investment banking and financial advisory services to SB One or Provident Financial and receive compensation for such services.

Forward Looking Statements
This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of a merger between SB One and Provident, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the Merger; (ii) Provident’s and SB One’s plans, objectives, expectations and intentions and other statements contained in this Current Report on Form 8-K that are not historical facts; and (iii) other statements identified by words such as “expects” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects,” or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the respective managements of Provident and SB One and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of Provident and SB One. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements because of possible uncertainties.
The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Provident and SB One may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the Merger may not be fully realized or may take longer to realize than expected; (3) deposit attrition, operating costs, customer losses and business disruption following the Merger, including adverse effects on relationships with employees and customers, may be greater than expected; (4) the shareholders of SB One may fail to approve the Merger; (5) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which Provident and SB One are engaged; (6) the interest rate environment may further compress margins and adversely affect net interest income; (7) results may be adversely affected by continued diversification of assets and adverse changes to credit quality; (8) competition from other financial services companies in Provident’s and SB One’s markets could adversely affect operations; and (9) an economic slowdown could adversely affect credit quality and loan originations. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Provident’s and SB One’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (the “SEC”) and available on the SEC’s Internet site (http://www.sec.gov).
In addition, the COVID-19 pandemic is having an adverse impact on both Provident and SB One, their customers and the communities they serve. Given its ongoing and dynamic nature, it is difficult to predict the full impact of the COVID-19 outbreak on Provident’s and SB One’s businesses. The extent of such impact will depend on future developments, which are highly uncertain, including when the coronavirus can be controlled and abated and when and how the economy may be reopened. As the result of the COVID-19 pandemic and the related adverse local and national economic consequences, both Provident and SB One could be subject to any of the following risks, any of which could have a material, adverse effect on our business, financial condition, liquidity, and results of operations: the demand for their products and services may decline, making it difficult to grow assets and income; if the economy is unable to substantially reopen, and high levels of unemployment continue for an extended period of time, loan delinquencies, problem assets, and foreclosures may increase, resulting in increased charges and reduced income; collateral for loans, especially real estate, may decline in value, which could cause loan losses to increase; their allowances for loan losses may increase if borrowers experience financial difficulties, which will adversely affect net income; the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to each company; as the result of the decline in the Federal Reserve Board’s target federal funds rate to near 0%, the yield on assets may decline to a greater extent than the decline in the cost of interest-bearing liabilities, reducing net interest margin and spread and reducing net income; wealth management revenues may decline with continuing market turmoil; Provident may face the risk of a goodwill write-down due to stock price decline; and both companies’ cyber security risks are increased as the result of an increase in the number of employees working remotely.

Provident and SB One caution that the foregoing list of factors is not exhaustive. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Provident or SB One or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Provident and SB One do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.
Important Additional Information and Where to Find It
This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Merger. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.
In connection with the Merger, Provident filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that included a proxy statement of SB One and a prospectus of Provident (the “Proxy Statement/Prospectus”), and each of Provident and SB One may file with the SEC other relevant documents concerning the Merger. The definitive Proxy Statement/Prospectus was mailed to shareholders of SB One on or about May 13, 2020. Shareholders and investors are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the Merger carefully and in their entirety and any other relevant documents filed with the SEC by Provident and SB One, as well as any amendments or supplements to those documents, because they will contain important information about Provident, SB One and the Merger.
Free copies of the Proxy Statement/Prospectus, as well as other filings containing information about Provident and SB One, may be obtained at the SEC’s website, www.sec.gov. You will also be able to obtain these documents, free of charge, by directing a request to Provident Financial Services, Inc., 100 Wood Avenue South, P.O. Box 1001, Iselin, New Jersey 08830, Attention: Corporate Secretary, Telephone: (732) 590-9200, or to SB One Bancorp, 95 State Route 17, Paramus, New Jersey 07652, Attention: Corporate Secretary, Telephone: (844) 256-7328, or by accessing Provident’s website at www.provident.bank under the tab “Investor Relations” and then under the heading “SEC Filings” or by accessing SB One’s website at www.sbone.bank under the tab “Investor Relations” and then under the heading “SEC Filings”. The information on Provident’s and SB One’s websites is not, and shall not be deemed to be, a part of this Current Report on Form 8-K or incorporated into other filings either company makes with the SEC.
Participants in the Solicitation
Provident, SB One and their respective directors, and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of SB One in connection with the Merger. Information about Provident’s directors and executive officers is available in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 13, 2020, and information about SB One’s directors and executive officers is available in its proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on May 8, 2020. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Proxy Statement/Prospectus regarding the Merger and other relevant materials filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

Item 9.01. Financial Statements and Exhibits

(a)		Financial statements of businesses acquired. None.

(b)		Pro forma financial information. None.

(c)		Shell company transactions: None.

(d)		Exhibits.
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

PROVIDENT FINANCIAL SERVICES, INC.
DATE: June 17, 2020	By:	/s/ John F. Kuntz, Esq.
John F. Kuntz, Esq.
Senior Executive Vice President, General Counsel & Corporate Secretary